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SEC FILE NUMBER
8-25581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R.F. LAFFERTY & CO, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street, Suite 3602
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Henry Hackel	(212) 293-9090	hhackel@rflafferty.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St., Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, <u>Henry Hackel</u>

financial report pertaining to the fi
<u>6/30</u>
                                              ,

partner, officer, director, or equivalen

as that of a customer.

_____

Notary Public

This filing** contains (check all appli



R.F. Lafferty & Company, Inc.

Report on Audit of Financial Statements and Supplementary Information

June 30, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

R.F. Lafferty & Company, Inc.

Contents
As of and for the year ended June 30, 2025



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the To the Stockholders and Those Charged With Governance
R.F. Lafferty & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of R.F. Lafferty & Company, Inc. (the Company) as of June 30, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
September 23, 2025

R.F. Lafferty & Company, Inc.

Statement of Financial Condition

June 30, 2025

ASSETS

Cash	$	3,375,004
Due from clearing firms		6,059,513
Securities long, at fair value		4,672,769
Accounts receivable		215,868
Prepaid expenses		177,503
Security deposit		38,874
Due from employees and others		82,132
TOTAL ASSETS	$	14,621,663

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Commission and bonus payable	$	1,159,938
Securities short		22,249
Fees payable		88,325
Accrued expenses		162,953
Accounts payable		317,006
Deferred revenues		236,121
TOTAL LIABILITIES		1,986,592
STOCKHOLDERS' EQUITY		12,635,071
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	14,621,663

The accompanying notes are an integral part of these
financial statements.

R.F. Lafferty & Company, Inc.

Statement of Operations

For the Year Ended Ended June 30, 2025

REVENUE:	
Commissions	$ 10,873,943
Underwriting income	10,685,758
Interest income	4,004,882
Trading gains and losses	2,426,478
Investment banking	1,843,795
Other income	977,509
Advisory fees	718,260
Fee income	430,731
Research fees	283,172
Distribution fees	119,689
Riskless principal	57,191
Dividend income	6,334
Total revenue	32,427,742
OPERATING EXPENSES:	
Commissions paid	16,146,475
Salaries, wages and benefits	7,662,143
Professional fees	1,531,576
Data services	701,791
General and administrative	383,041
Regulatory fees	307,254
Legal settlements	253,500
Software subscriptions	232,041
Rent	210,923
Insurance	74,639
Travel and entertainment	62,521
Telecommunications	33,216
Bad debt expense	32,821
Total expenses	27,631,941
Provision for income taxes	268,056
NET INCOME	$ 4,527,745

The accompanying notes are an integral part of these financial statements.

R.F. Lafferty & Company, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended Ended June 30, 2025

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance - July 1, 2024	25,000	$ 25,000	$ 3,733,000	$ 4,349,326	$ 8,107,326
Net income	-	-	-	4,527,745	4,527,745
Balance - June 30, 2025	25,000	$ 25,000	$ 3,733,000	$ 8,877,071	$ 12,635,071

The accompanying notes are an integral part of these financial statements.

R.F. Lafferty & Company, Inc.

Statement of Cash Flows

For the Year Ended Ended June 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,527,745
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Decrease in accounts receivable	40,446
Increase in commissions receivable	(45,000)
Decrease in right of use assets	16,000
Decrease in due from broker	1,090,204
Increase in investments	(4,181,741)
Increase in prepaid expenses	(36,395)
Increase in other assets	(16,000)
Decrease in investments sold short	21,779
Decrease in accounts payable	155,161
Increase in right of use liabilities	(16,000)
Decrease in commissions payable	165,682
Decrease in accrued expenses	144,953
Decrease in fees payable	25,703
Increase in deferred revenue	179,644
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,072,181
NET INCREASE IN CASH	2,072,181
CASH AT BEGINNING OF PERIOD	1,302,823
CASH AT END OF PERIOD	$ 3,375,004
Cash paid during the year for:	
Interest	$ -
Income Taxes	$ 21,817

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

R. F. Lafferty & Co., Inc. (The "Company"), a New York corporation formed for the purpose of conducting business as a broker-dealer in securities, is registered with the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company's business activities outside of its clearing arrangements are considered exempt from 15c3-3 through relying on footnote 74 to SEC Release 34-70073.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers ("ASC 606"), for revenue streams arising from contracts with customers, and under other applicable U.S. GAAP for non-customer contract revenues, such as interest income, trading gains and losses, and dividend income.

Non-ASC 606 Revenue

Interest Income: Recognized as earned from customer margin accounts and other brokerage-related activities in accordance with ASC 310, Receivables, or ASC 940, Financial Services—Brokers and Dealers, based on terms specified in customer agreements and clearing contracts. Interest income is accrued over time using the effective interest method.

Trading Gains and Losses: Recognized in accordance with ASC 320, Investments—Debt and Equity Securities, or ASC 940, based on changes in the fair value of trading securities held by the Company. Realized gains and losses are recorded on the trade date, and unrealized gains and losses are recognized at each reporting date.

Dividend Income: Recognized when the right to receive payment is established, in accordance with ASC 320 or ASC 940, typically on the ex-dividend date.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

The Company recognizes and measures any unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based upon the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information becomes available, or when an event occurs that requires a change.

The Company did not have material unrecognized tax benefits as of June 30, 2025 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of June 30, 2025, the Company has no accrued interest or penalties associated with uncertain tax positions.

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents
Cash consists of deposits with banks and highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Allowance for Doubtful Accounts
Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

Fair Value Measurements
The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Securities listed on a national exchange are generally valued based on quoted prices from the exchange. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at last quoted bid price. The fair value of corporate bonds is determined using recently executed transactions and market price quotations, when observable, from independent external parties, including brokers. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with GAAP. The resulting realized and unrealized gains and losses are included in the Statement of Operations. Realized gains and losses are determined on the basis of identified cost.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at June 30, 2025:

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Equities	$ 595,070	$ -	$ -	$ 595,070
Rights and Warrants		23,432		23,432
Bonds	-	54,267	-	54,267
U.S. Treasuries	4,000,000	-	-	4,000,000
Total	$ 4,595,070	$ 77,699	$ -	$ 4,672,769

Securities sold, not yet purchased, at fair value	Level 1	Level 2	Level 3	Total
Equities	$ 22,249	$ -	$ -	$ 22,249
Total	$ 22,249	$ -	$ -	$ 22,249

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

3. Revenue From Contracts With Customers

The Company recognizes revenue from contracts with customers in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model to determine when to recognize revenue: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers primarily includes commissions, underwriting income, investment banking fees, advisory fees, fee income, research fees, distribution fees, riskless principal transactions, and certain components of other income. Revenues not within the scope of ASC 606, such as interest income, trading gains and losses, and dividend income, are accounted for under other applicable U.S. GAAP and disclosed separately in Note 2 (Significant Accounting Policies).

Significant Judgments

Revenue from contracts with customers includes commission income, fees from investment banking services, advisory services, and other fee-based services.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross (as principal) or net (as agent) of certain costs; and whether constraints should be applied to variable consideration due to uncertain future events.

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date since that is when the underlying financial instrument or purchaser is identified, the pricing and significant terms are agreed upon, and the risks and rewards of ownership of the securities have been transferred to or from the customer.

Investment Banking
The Company provides investment banking services, including underwriting securities for entities that want to raise funds through a sale of securities and other corporate finance activities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter or selling group member. In a firm commitment underwriting, revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the share the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. For best-efforts offerings or advisory roles bundled with underwriting, revenue is allocated based on relative standalone selling prices and recognized when control transfers, typically at closing.

Advisory Services
The Company provides advisory services on mergers and acquisitions (M&A) and other strategic transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In certain circumstances, significant judgment is required to determine the timing and measure of progress appropriate for revenue recognition under a specific contract, such as using time elapsed or input methods for ongoing services. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Investment Research
The Company provides investment research to customers, primarily institutional investors. Revenue is recognized on the date that the research services are provided to the customer for those services that are determined to be satisfied at a point in time, and time elapsed is generally used to measure the progress of any research services to be satisfied over time.

3. Revenue From Contracts With Customers (Continued)

Other Income

Other income primarily consists of miscellaneous fees from customers for services such as account maintenance, wire transfers, foreign exchange transactions, and other ancillary brokerage services. These fees are typically recognized at a point in time when the service is provided and control is transferred to the customer, as the benefits are consumed simultaneously. Variable consideration, if any, is constrained until uncertainties are resolved. The Company acts as principal in these transactions and presents revenue gross of related costs.

Other Fee Income

Other fee income includes fee income, research fees (beyond the standalone research described above), distribution fees from mutual funds or other investment products, and revenue from riskless principal transactions. In riskless principal transactions, the Company acts as an agent to match buyers and sellers without taking inventory risk, recognizing net commission revenue at the trade date when control transfers. Distribution fees are recognized over time as the Company provides ongoing distribution services, measured by time elapsed or assets under management. These streams are aggregated for disclosure purposes as they are immaterial individually and share similar characteristics (primarily point-in-time or short-term over-time recognition with limited uncertainties).

4. Commitments and Contingencies

Office Space

The Company entered into an agreement to lease office space in New York City, New York beginning on September 1, 2024 and ending on August 31, 2025. The Company remitted an additional security deposit in the amount of $16,000 on September 6, 2024. The Security Deposits account in the accompanying statement of financial condition has a total of $38,874.

Included in the Company's clearing agreements with its clearing broker-dealers include a indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of June 30, 2025, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is subject to various claims, legal proceedings, and regulatory investigations arising in the ordinary course of its business as a broker-dealer. These matters primarily involve disputes with customers related to trading activities or investment advice. As of year-end, there are no pending settlements associated with these claims.

Management, after consultation with legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. However, due to the inherent uncertainties in litigation and regulatory proceedings, the Company cannot predict with certainty the outcome of these matters or estimate the potential range of loss, if any. The Company intends to vigorously defend itself against these claims.

5. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

6. Client Settlements

During the year ended June 30, 2025, the Company has proactively engaged in settlement agreements with certain clients in connection with historical securities transactions. These settlements are part of the Company's ongoing risk management and client relations strategy and are intended to resolve outstanding or potential claims without admission of liability.

As of June 30, 2025, the Company has entered into settlement agreements with multiple clients, including but not limited to an agreement executed on May 7, 2025, in which the Company and its representatives were released from all claims related to securities transactions prior to that date. Under the terms of these agreements, the Company made aggregate settlement payments totaling $253,500 during the period. The settlements are confidential, subject to regulatory disclosure requirements.

The Company believes these settlements do not have a material adverse effect on its financial position or results of operations. All known and estimable liabilities related to these matters have been recorded in the accompanying financial statements.

7. Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2025, the Company had net capital of $11,973,651 which was $11,723,651 in excess of its required net capital of $250,000. The Company's net capital percentage was 16.41%.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2025 and September 23, 2025, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

R.F. Lafferty & Company, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2025

SCHEDULE 1

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	**$ 12,635,071**
DEDUCTIONS AND NON-ALLOWABLE ASSETS:	
Non-allowable assets:	(514,377)
NET CAPITAL BEFORE HAIRCUTS	**$ 12,120,694**
HAIRCUTS	
Other Securities	(147,042)
Undue Concentration	-
	(147,042)
NET CAPITAL	**$ 11,973,652**
AGGREGATE INDEBTEDNESS:	1,964,343
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required, based on 6 2/3% of aggregate indebtedness	**$ 130,957**
Minimum net capital requirement	**250,000**
Excess Net Capital	**11,723,652**
Percentage of aggregate indebtedness to net capital	**16.41%**

There are no material differences between the audited computation of
net capital computed above and the corresponding schedule included in the
Company's unaudited June 30, 2025 Part IIA FOCUS filing

(Supplemental Information)
Computation for Determination of Customer Account Reserve Under Rule 15c3-3
of the Securities and Exchange Commission (Exemption)
As of June 30, 2025

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of June 30, 2025 in accordance with Rule 15c3-3(k)(2)(ii).



Report of Independent Registered Public Accounting Firm

To the To the Stockholders and Those Charged With Governance
R.F. Lafferty & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which R.F. Lafferty & Company, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2025 without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) acting as a mutual fund retailer (2) investment advisory services (3) private placement of securities (4) acting as a broker-dealer selling variable life insurance or annuities throughout the year ended June 30, 2025;]

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the year ended June 30, 2025 without exception.

The Company's management is responsible for its statements and compliance with the exemption provisions.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about:

The Company's compliance with the exemption provisions;

Whether the Company limited its business activities exclusively to (1) acting as a mutual fund retailer (2) investment advisory services (3) private placement of securities (4) acting as a broker-dealer selling variable life insurance or annuities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry proprietary

accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the year ended June 30, 2025 without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
September 23, 2025

R.F. Lafferty & Company, Inc. Exemption Report

R.F. Lafferty & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) investment advisory services (3) private placement of securities (4) acting as a broker-dealer selling variable life insurance or annuities.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Henry Hackel, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President